File No. 812-[xxxxx]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

In the Matter of the Application of:

BLACKROCK CAPITAL INVESTMENT CORPORATION, BLACKROCK CREDIT STRATEGIES FUND, BLACKROCK DIRECT LENDING CORP., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK PRIVATE CREDIT FUND, BLACKROCK PRIVATE INVESTMENTS FUND, BPIF SUBSIDIARY, LLC, CAYMAN PRIVATE INVESTMENTS FUND, LTD., BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, BLACKROCK ADVISORS, LLC, MB BLACKROCK HOLDINGS CAYMAN, LTD, MIDDLE MARKET SENIOR FUND, L.P.

1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK CAPITAL MARKETS, LLC, BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN

LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GLOBAL ALTERNATIVES PROGRAM I PE, LP, GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P.

50 Hudson Yards

New York, New York 10001

BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF - BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK HMC GP, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK INVESTMENTS, LLC, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., HMC ALPHA VENTURES FUND, L.P., NHRS PRIVATE OPPORTUNITIES FUND, L.P., TCP DLF VIII-L FUNDING, LP, PMH HOLDCO II LP, PMH HOLDCO LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS - C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC, TSCL PRIVATE MARKETS CAYMAN FUND LTD.

1 University Square Drive

Princeton, NJ 08540

BLACKROCK TCP CAPITAL CORP., SPECIAL VALUE CONTINUATION PARTNERS LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TCPC SBIC, LP, TCPC SBIC GP, LLC, TENNENBAUM CAPITAL PARTNERS, LLC, SVOF/MM, LLC

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TCP WATERMAN FUND, LP., TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TCP WHITNEY CLO, LLC, TCP WHITNEY CLO, LTD, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, BLACKROCK ELBERT CLO V, LTD., BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC, BLACKROCK LISI CREDIT FUND, LP, TCP DIRECT LENDING FUND VIII-A MM, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP, TENNENBAUM ENERGY OPPORTUNITIES GP, LLC, TENNENBAUM SENIOR LOAN GP III, LLC, ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-L

(IRELAND), BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF X CLO 2022-2, LLC, BLACKROCK ELBERT CLO V, LLC, BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO VII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, LOAN CAPITAL DIRECT LLC, OLYMPIA HOLDINGS I, LTD., TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

35a, avenue J.F. Kennedy L-1855

Luxembourg, Grand Duchy of Luxembourg

TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.,

TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

190 Elgin Avenue

George Town, Grand Cayman, KY1-9005, Cayman Islands

TCP DIRECT LENDING FUND VIII – L (IRELAND),

TCP DIRECT LENDING FUND VIII – U (IRELAND)

76 Lower Baggot Street

Dublin 2, Ireland

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND),

BLACKROCK DIRECT LENDING FUND IX-L (IRELAND),

200 Capital Dock, 79 Sir John Rogerson’s Quay

Dublin 2, D02 RK57, Ireland

All Communications, Notices and Orders to:

Laurence D. Paredes General Counsel BlackRock Capital Investment Corporation 50 Hudson Yards New York, New York 10001 (212) 810-5800 GroupBCIALCSupport@blackrock.com	Raj Vig Managing Director Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000 GroupBCIALCSupport@blackrock.com

Copies to:

Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10019 (212) 735-3000	Margery K. Neale, Esq. P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

June 5, 2023

I.	INTRODUCTION

A.	Requested Relief

BlackRock Capital Investment Corporation, BlackRock Credit Strategies Fund, BlackRock Direct Lending Corp., BlackRock Private Investments Fund, BlackRock TCP Capital Corp. and their related entities, identified in section I.B. below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) (as defined below) and/or one or more Affiliated Funds (as defined below) to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth in this application (the “Conditions”). No Regulated Fund or Affiliated Fund that relies on this Order will rely on any other order of the Commission authorizing co-investment transactions pursuant to Sections 17(d) and 57(i) of the Act and no entity that relies on another such order of the Commission will rely on this Order.

The Order sought by this Application would supersede and replace the exemptive order issued by the Commission to BlackRock Capital Investment Corporation, et al. on April 14, 20223 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.

B.	Applicants Seeking Relief:

●	BlackRock Capital Investment Corporation (“BCIC”), a closed-end, management investment company that has elected to be regulated as a BDC (defined below) under the Act;

●	BlackRock Credit Strategies Fund (“BCSF”), a closed-end non-diversified management investment company registered under the Act;

●	BlackRock Direct Lending Corp. (“BDLC”), a closed-end, management investment company that has elected to be regulated as a BDC under the Act;

●	BlackRock Private Credit Fund (“BPCF”), a closed-end, management investment company that has elected to be regulated as a BDC under the Act;

●	BlackRock Private Investments Fund (“BPIF”), a closed-end non-diversified management investment company registered under the Act;

●	BPIF Subsidiary, LLC (“BPIF Subsidiary”), a Wholly-Owned Investment Sub (defined below) of BPIF;

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

[3]	BlackRock Capital Investment Corporation, et al., (File No. 812-15259) Investment Company Act Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order).

●	Cayman Private Investments Fund, Ltd. (“CPIF Subsidiary”), a Wholly-Owned Investment Sub of BPIF;

●	BlackRock TCP Capital Corp. (“TCPC”), a closed-end non-diversified management investment company that has elected to be regulated as a BDC under the Act;

●

Special Value Continuation Partners LLC (“SVCP”), a Wholly-Owned Investment Sub of TCPC, TCPC Funding I, LLC (“TCPC Funding”), TCPC Funding II, LLC (“TCPC Funding II”), TCPC SBIC, LP (“TCPC SBIC”) and TCPC SBIC GP, LLC (“TCPC SBIC GP”), each of which is an indirect Wholly-Owned Investment Sub of TCPC;

●	BlackRock Capital Investment Advisors, LLC (“BlackRock Capital Advisor”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;[4]

●	Tennenbaum Capital Partners, LLC (“TCP”), an investment adviser registered under the Advisers Act, and its successors;

●	SVOF/MM, LLC (“SVOF/MM,” and together with BlackRock Capital Advisor and TCP, the “Existing Advisers”), an investment adviser registered under the Advisers Act, and its successors;

●	BlackRock Advisors, LLC (“BAL”), an investment adviser that is registered under the Advisers Act, and its successors;

●

Any Existing Adviser that acts in a principal capacity or any other affiliate of an Existing Adviser identified in Appendix A, that, from time to time, may hold various financial assets in a principal capacity and intends to participate in the Co-Investment Program (the “Existing Proprietary Accounts”); and

●

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds,” and together with BCIC, BCSF, BDLC, BPCF, BPIF, BPIF Subsidiary, CPIF Subsidiary, TCPC, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, TCPC SBIC GP, BlackRock Capital Advisor, BAL, TCP, SVOF/MM, and the Existing Proprietary Accounts, the “Applicants”).

C.	Defined Terms

“Adviser” means any Existing Adviser and any Future Adviser (defined below). The term Adviser does not include BAL or any other investment adviser to an Affiliated Fund or a Regulated Fund (each defined below) whose sub-adviser is an Adviser (a “Sub-Advised Fund”), except that such investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. BAL and any investment adviser to a Sub-Advised Fund will not be the source of any Potential Co-Investment Transactions under the requested Order.

“Affiliated Fund” 5 means any Existing Affiliated Fund, any Existing Proprietary Account, and any Future Affiliated Fund (defined below).

[4]	The term “successor,” as applied to an Adviser (as defined below), means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

[5]

Affiliated Funds may include funds that are ultimately structured as collateralized loan obligation funds (“CLOs”). Such CLOs would be investment companies but for the exception provided in Section 3(c)(7) of the Act or their ability to rely on Rule 3a-7 under the Act. During the investment period of a CLO, the CLO may engage in certain transactions customary in CLO formations with another Affiliated Fund on a secondary basis at fair market value. For purposes of the Order, any securities that were acquired by an Affiliated Fund in a particular Co-Investment Transaction that are then transferred in such customary transactions to an Affiliated

(cont’d)

“BDC” means a business development company under the Act.6

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser or sub-adviser is an Adviser, (v) that is not a Wholly-Owned Investment Sub and (vi) that intends to participate in the Co-Investment Program.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the applicable Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify their approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

Fund that is or will become a CLO (an “Affiliated Fund CLO”) will be treated as if the Affiliated Fund CLO acquired such securities in the Co-Investment Transaction. For the avoidance of doubt, any such transfer from an Affiliated Fund to an Affiliated Fund CLO will be treated as a Disposition and completed pursuant to terms and conditions of the Application, though Applicants note that the Regulated Funds would be prohibited from participating in such Disposition by Section 17(a)(2) or Section 57(a)(2) of the Act, as applicable. The participation by any Affiliated Fund CLO in any such Co-Investment Transaction will remain subject to the Order.

[6]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Follow-On Investment” means (i) with respect to a Regulated Fund, an additional investment in the same issuer in which the Regulated Fund is currently invested; or (ii) with respect to an Affiliated Fund, (X) an additional investment in the same issuer in which the Affiliated Fund and at least one Regulated Fund are currently invested; or (Y) an investment in an issuer in which at least one Regulated Fund is currently invested but in which the Affiliated Fund does not currently have an investment. An investment in an issuer includes, but is not limited to, the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) is controlled by BlackRock Capital Advisor, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that is controlled by BlackRock Capital Advisor, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Affiliated Fund” means any Future Proprietary Account, and any entity (a) whose investment adviser or sub-adviser is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, (c) that is not a BDC Downstream Fund, and (d) that intends to participate in the Co-Investment Program; provided that an entity sub-advised by an Adviser is not included in this term if: (i) such Adviser serving as sub-adviser does not control the entity, and (ii) the primary investment adviser is not an Adviser. No Existing Affiliated Fund is a BDC Downstream Fund.

“Future Proprietary Account” means any existing or future account of an Adviser or any affiliate of an Adviser that may, from time to time, hold various financial assets in a principal capacity, and intends to participate in the Co-investment Program.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser or sub-adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

(i)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

(ii)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Proprietary Account” means any Existing Proprietary Account and any Future Proprietary Account.

“Regulated Funds” means BCIC, BCSF, BDLC, BPCF, BPIF, TCPC, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.7

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”) as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in Rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an existing or future entity (i) that is a wholly-owned subsidiary8 of a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, directly or indirectly, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all

[7]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[8]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) (A) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (B) that qualifies as a real estate investment trust (“REIT”) within the meaning of Section 856 of the Internal Revenue Code (“Code”) because substantially all of its assets would consist of real properties.

II.	APPLICANTS

A.	BCIC

BCIC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the Act. BCIC was organized on April 13, 2005 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on July 22, 2005. On July 2, 2007, BCIC closed its initial public offering. BCIC’s investment adviser is BlackRock Capital Advisor.

BCIC’s Objectives and Strategies are to generate both current income and capital appreciation through debt and equity investments. BCIC invests primarily in middle-market companies in the form of senior and junior secured, unsecured and subordinated debt securities and loans, each of which may include an equity component, and by making direct preferred, common and other equity investments in such companies.

BCIC uses the term “middle-market” to refer to companies with annual revenues typically between $50 million and $1 billion and its targeted investment typically ranges between $10 million and $50 million, although the investment sizes may be more or less than the targeted range and the size of its investments may grow with its capital availability. BCIC generally seeks to invest in companies that operate in a broad variety of industries and that generate positive cash flows. Although most of BCIC’s investments are in senior and junior secured, unsecured and subordinated loans to U.S. private and certain public middle-market companies, BCIC invests throughout the capital structure of its portfolio companies, which may include BCIC receiving common and preferred equity, options and warrants, credit derivatives, high-yield bonds, distressed debt and other structured securities, as part of an investment in a portfolio company.

BCIC is managed by a Board currently comprised of seven persons, six of whom are Independent Directors. BCIC has elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

B.	BlackRock Credit Strategies Fund

BCSF is organized as a statutory trust under the laws of Delaware. BCSF was organized as a Delaware statutory trust on August 27, 2018, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BCSF is registered as a non-diversified, closed-end management investment company under the Act.

BCSF’s investment objective is to seek to provide high income and attractive risk-adjusted returns. Under normal conditions, BCSF intends to invest at least 80% of its Managed Assets9 in fixed-income securities, with an emphasis on public and private corporate credit.

BCSF invests across multiple credit sectors and employs multiple strategies. As part of its strategy, BCSF seeks to invest in select less liquid or illiquid private credit investments, generally to corporate borrowers that its investment adviser believes present the potential for higher yield and capital appreciation versus more liquid portions of its portfolio. BCSF invests without limit in fixed-income securities across several investment sectors, including, but not limited to: fixed-income

[9]

“Managed Assets” means the total assets of BCSF (including any assets attributable to money borrowed for investment purposes) minus the sum of BCSF’s accrued liabilities (other than money borrowed for investment purposes).

securities rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”), investment grade corporate bonds, fixed-income securities issued by governmental entities (including supranational entities), their agencies and instrumentalities, mezzanine investments, collateralized loan obligations, bank loans, mortgage-related and asset-backed securities and other fixed and floating or variable rate obligations. BCSF invests in such fixed-income securities of issuers located in the United States and non-U.S. countries, including emerging market countries.

BAL serves as BCSF’s investment adviser and BlackRock Capital Advisor serves as one of BCSF’s sub-advisers and is responsible for the day-to-day management of the applicable portion of BCSF’s portfolio.

BCSF is overseen by a board of trustees currently comprised of four trustees, three of whom are Independent Directors. BCSF has elected and qualified for federal income tax purposes as a RIC under Subchapter M of the Code.

C.	BlackRock Direct Lending Corp.

BDLC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a BDC under Section 54(a) of the Act. BDLC was organized on October 12, 2020 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on October 12, 2020.

BDLC’s investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in senior secured corporate debt instruments. BDLC will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BDLC will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $1.5 billion. The Company expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BDLC has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BDLC is overseen by a board currently comprised of five directors, three of whom are Independent Directors.

D.	BlackRock Private Credit Fund

BPCF is a closed-end management investment company organized as a Delaware statutory trust that has elected to be regulated as a BDC under Section 54(a) of the Act. BPCF was organized on December 23, 2021 and gave notice of its intent to be regulated as a BDC by filing a Form N-54A with the Commission on May 2, 2022. BPCF commenced operations on June 1, 2022 and commenced selling shares to third parties on September 1, 2022.

BPCF’s investment objective is to target high risk-adjusted returns produced primarily from current income generated by investing primarily in directly originated, senior secured corporate debt instruments. BPCF will primarily target investments in companies headquartered in North America but will have the ability to invest in compelling opportunities in other jurisdictions. BPCF will invest in privately-originated, performing senior secured debt primarily in North America-based companies with target enterprise values between $100 million and $2.5 billion. BPCF expects to hold positions in first lien, second lien and unitranche debt, with a preference for floating-rate debt, which its Adviser, BlackRock Capital Advisor, believes provides flexibility to adapt to changing market conditions.

BPCF has elected to be treated as a RIC under Subchapter M of the Code, and intends to operate in a manner so as to qualify for the tax treatment applicable to RICs. BPCF is overseen by a board currently comprised of five trustees, three of whom are Independent Directors.

E.	BlackRock Private Investments Fund, BPIF Subsidiary, and CPIF Subsidiary

BPIF is organized as a statutory trust under the laws of the State of Delaware. BPIF was organized as a Delaware statutory trust on June 25, 2020, pursuant to a Certificate of Trust, governed by the laws of the State of Delaware. BPIF is registered as a non-diversified, closed-end management investment company under the Act. BPIF Subsidiary is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of BPIF. CPIF Subsidiary is a Cayman Islands exempted company and a wholly-owned subsidiary of BPIF.

BPIF’s investment objective is to seek long-term capital appreciation and to provide attractive risk-adjusted returns primarily through an actively-managed portfolio that provides eligible investors with targeted exposure to private equity investments. Under normal circumstances, BPIF will invest (which for this purpose includes capital commitments) at least 80% of its managed assets in private investments. In seeking to achieve its investment objective, under normal circumstances, BPIF primarily will invest over time in privately offered equity securities of operating companies and interests in professionally managed private equity funds. BPIF will also invest a portion of its managed assets in a portfolio of cash and cash equivalents, liquid fixed-income securities and other credit instruments, publicly-traded equity securities, exchange-traded funds and exchange-traded and over-the-counter derivative instruments.

BAL serves as BPIF’s investment adviser and BlackRock Capital Advisor serves as BPIF’s sub-adviser and is responsible for the day-to-day management of the applicable portion of BPIF’s portfolio.

BPIF is overseen by a board of trustees currently comprised of four trustees, three of whom are Independent Directors. BPIF has elected and qualified for federal income tax purposes as a RIC under Subchapter M of the Code.

F.	TCPC, SVCP, TCPC Funding, TCPC Funding II, TCPC SBIC, and TCPC SBIC GP

TCPC is a BDC incorporated in Delaware and its common stock is traded on The NASDAQ Global Select Market under the symbol “TCPC.” SVCP is a wholly-owned subsidiary of TCPC. SVCP is a limited liability company under the laws of the State of Delaware. SVCP elected to be regulated as a BDC at the same time as TCPC; however, pursuant to approval from TCPC’s stockholders, withdrew its election to be regulated as a BDC on August 1, 2018. Each of TCPC Funding and TCPC Funding II was formed as a limited liability company under the laws of the State of Delaware and is an indirect wholly-owned subsidiary of TCPC.

TCPC’s investment objective is to achieve high total returns through current income and capital appreciation, with an emphasis on principal protection. It seeks to achieve this investment objective primarily through investments in debt securities of middle-market companies and its primary investment focus is investing in and originating leveraged loans to performing middle-market companies, which it typically defines as those with enterprise values between $100 million and $1.5 billion. While TCPC primarily focuses on privately negotiated investments in debt of middle-market companies, it makes investments of all kinds and at all levels of the capital structure, including in equity interests such as preferred or common stock and warrants or options received in connection with its debt investments.

TCPC has qualified and elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future.

TCPC’s business and affairs are managed under the direction of its Board. TCPC’s board is currently comprised of eight members, six of whom are Independent Directors.

TCPC has entered into an investment management agreement (the “TCPC Management Agreement”) with TCP, under which TCP, subject to the overall supervision of TCPC’s Board, manages the day-to-day operations of, and provides investment advisory services to, TCPC. Series H of SVOF/MM serves as TCPC’s administrator pursuant to an administration agreement (the “TCPC Administration Agreement”).

TCPC SBIC was organized as a limited partnership under the laws of the state of Delaware on June 12, 2013, and submitted an application for a license to operate as an SBIC under the SBA Act with the SBA on June 28, 2013 and the application was accepted for filing on July 23, 2013 (the “SBIC Application”). TCPC SBIC has the same investment objective and strategies as TCPC, as summarized above. TCPC SBIC is an SBIC Subsidiary.

On April 17, 2014, TCPC SBIC received an SBIC license from the SBA. As a result, TCPC now has the ability to issue, through TCPC SBIC, debentures guaranteed by the SBA at favorable interest rates. TCPC SBIC is not registered under the Act based on the exclusion from the definition of investment company contained in Section 3(c)(7). SVCP directly owns a 100% limited partnership interest in TCPC SBIC.

TCPC SBIC GP was organized as a limited liability company under the laws of the state of Delaware on June 12, 2013, and is a wholly-owned subsidiary of SVCP, which is the sole member of the TCPC SBIC GP. TCPC SBIC GP is the sole general partner of TCPC SBIC.

TCPC effectively controls TCPC SBIC because TCPC SBIC GP is a wholly-owned subsidiary of SVCP. TCPC’s Board may remove the managers of TCPC SBIC GP with or without cause, subject to SBA approval. Moreover, SVCP owns all of the limited partnership interests of TCPC SBIC, and believes that its oversight of TCPC SBIC is appropriate to protect TCPC’s interests. Accordingly, TCPC’s Board effectively has the power to exercise authority and provide oversight with respect to TCPC SBIC and will in fact exercise such authority and provide such oversight.

Subject to the overall supervision of TCPC’s Board, TCP serves as the investment adviser to TCPC SBIC pursuant to a management services agreement dated as of February 20, 2014 (as amended and re-approved from time to time by TCPC’s Board, the “SBIC Management Services Agreement,” and together with the TCPC Management Agreement, the “TCP Management Agreements”).

On February 7, 2014, TCPC, SVCP, TCPC SBIC, TCPC SBIC GP and TCP Adviser filed an application with the Commission for an order pursuant to Section 6(c) granting exemptions from Sections 18(a) and 61(a). On July 13, 2015, the Commission issued an order (the “SBIC Order”)10 permitting TCPC to adhere to a modified asset coverage requirement under Section 61 with respect to any direct or indirect wholly-owned subsidiary of TCPC that is an SBIC and relies on Section 3(c)(7) for an exemption from the definition of an “investment company” under the Act.

G.	BlackRock Capital Advisor

BlackRock Capital Advisor is an indirect wholly-owned subsidiary of BlackRock, Inc., which is a New York based global investment management firm. BlackRock Capital Advisor is a Delaware limited liability company and an investment adviser that is registered with the Commission under the Advisers Act. BlackRock Capital Advisor serves as investment adviser to BCIC, BPCF and BDLC and sub-adviser to BCSF and BPIF. BlackRock Capital Advisor serves as the investment adviser to certain Existing Affiliated Funds. BlackRock Capital Advisor manages each of BCIC’s, BPCF’s and BDLC’s portfolio in accordance with such fund’s Objectives and Strategies. BlackRock Capital Advisor makes investment decisions for BCIC, BPCF and BDLC, including placing purchase and sale orders for portfolio transactions and otherwise managing the day-to-day operations of BCIC, BPCF and BDLC, subject to the oversight of BCIC’s, BPCF’s and BDLC’s respective Board.

H.	Tennenbaum Capital Partners, LLC

TCP is a wholly-owned subsidiary of BlackRock Capital Advisor. TCP, a Delaware limited liability company registered under the Advisers Act, serves as the investment adviser to TCPC pursuant to the TCPC Management Agreement and TCPC SBIC pursuant to the SBIC Management Services Agreement. TCP also serves as investment adviser to certain Existing Affiliated

[10]	TCP Capital Corp., et al., Investment Company Act Release Nos. 31670 (June 15, 2015) (notice) and 31712 (July 13, 2015) (order).

Funds. Subject to the overall supervision of TCPC’s Board, TCP manages the day-to-day operations of, and provides investment advisory and management services to, such funds. Under the terms of the TCP Management Agreements, TCP determines the composition of each fund’s portfolio, the nature and timing of the changes to each fund’s portfolio, and the manner of implementing such changes; identifies, evaluates, and negotiates the structure of the investments each fund makes (including performing due diligence on each fund’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments each fund makes; and determines the investments and other assets that each fund purchases, retains, or sells.

I.	SVOF/MM, LLC

SVOF/MM is a controlled subsidiary of TCP, which is a wholly-owned subsidiary of BlackRock Capital Advisor. SVOF/MM is an investment adviser registered under the Advisers Act. Pursuant to the TCPC Administration Agreement, Series H of SVOF/MM furnishes TCPC with the facilities and administrative services necessary to conduct our day-to-day operations, including equipment, clerical, bookkeeping and recordkeeping services at such facilities. In addition, Series H of SVOF/MM assists TCPC in connection with the determination and publishing of TCPC’s net asset value, the preparation and filing of tax returns and the printing and dissemination of reports to TCPC’s stockholders. Certain classes and series of SVOF/MM also serve as managing member, sub-adviser and/or investment adviser to certain Existing Affiliated Funds.

J.	BlackRock Advisors, LLC

BAL, a Delaware limited liability company that is registered with the Commission as an investment adviser under the Advisers Act, serves as the investment adviser to BCSF and BPIF11 and may serve as the investment adviser to Future Regulated Funds and Future Affiliated Funds that are sub-advised by an Adviser. BAL is an indirect wholly-owned subsidiary of BlackRock, Inc. As BlackRock, Inc. controls BAL, it may be deemed to control the Regulated Funds and the Affiliated Funds. However, BlackRock, Inc. is not a registered investment adviser and has not been included as an Applicant. BAL will not be the source of any Potential Co-investment Transactions under the requested Order.

BlackRock Capital Advisor, as one of the sub-advisers to BCSF and sub-adviser to BPIF, will have the ability to monitor and comply with the terms and conditions set forth below in this Application (the “Conditions”) in respect of BCSF’s and BPIF’s respective Co-Investment Transactions. While BAL will not be treated as an Adviser for purposes of the requested Order, because BAL is a Section 17 affiliate of the Existing Advisers, BAL has been added as an Applicant in order to be able to rely on the Order.

K.	Existing Affiliated Funds and Existing Proprietary Accounts.

TCP is the investment adviser to 44 of the Existing Affiliated Funds, Series I of SVOF/MM is the investment adviser to 3 of the Existing Affiliated Funds and BlackRock Capital Advisor is the investment adviser or sub-adviser to 222 of the Existing Affiliated Funds. Series I of SVOF/MM also serves as sub-adviser to one Existing Affiliated Fund for which TCP is the investment adviser. A complete list of the Existing Affiliated Funds is included in Appendix A.

The Existing Proprietary Accounts may, from time to time, hold various financial assets in a principal capacity. BlackRock, Inc. and its affiliates have various business lines that they may operate through wholly- or majority-owned subsidiaries, and the subsidiaries that exist and currently intend to participate in the proposed Co-Investment Program have been included as Applicants herein. A list of the Existing Proprietary Accounts is included in Appendix A.

[11]	For the avoidance of doubt, BAL and any investment adviser to a Sub-Advised Fund will not be treated as an Adviser under the requested Order, but will be subject to Conditions 2(c)(iv), 13 and 14.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act without an exemptive order from the Commission. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Overview

Applicants include multiple advisers that manage numerous funds and separate accounts with a wide variety of mandates and aggregate assets of approximately $47.3 billion as of December 31, 2022. These clients currently include four BDCs and two registered closed-end funds that are regulated under the Act. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the Regulated Funds, the Act.

The Advisers have established rigorous processes for ensuring compliance with the Prior Order and for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

a.	Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”),12 responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their

[12]	Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from among one or more of the Advisers.

clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).13 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

b.	Order Placement and Allocation

General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, committed capital, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will formulate a proposed order amount. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by an allocation committee for the area in question (e.g., credit, private equity, real estate) on which senior

[13]

Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting.

management, legal and compliance personnel from that area participate or, in the case of issues involving multiple areas, an Adviser-wide allocation committee on which senior management, legal and compliance personnel for the Advisers participate.14 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c. below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.15 If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund as it applies to such Regulated Fund.

c.	Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to

[14]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[15]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even when the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. The Order, if granted, would permit Affiliated Funds to participate in Follow-On Investments in issuers in which at least one Regulated Fund is invested, but such Affiliated Funds are not invested. This relief would not permit Follow-On Investments by Regulated Funds that are not invested in the issuer. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds hold Pre-Boarding Investments and have not previously participated in a Co- Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,16 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

[16]	See note 33, below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. below and governed by Condition 7.

a.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;18 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of

[17]	See note 31, below.

[18]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long-term liabilities.

Condition 7. As discussed above, with respect to an investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.19 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

●	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

●

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[20] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

[19]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

[20]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent the availability of an applicable rule under the Act or an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.21

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

[21]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…“). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.22 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)… is to prevent… injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”23 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”24

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by Rule 17d-1 and either or both of Sections 17(d) and 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1, Section 17(d) and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Existing Adviser or an entity that controls, is controlled by, or under common control with an Existing Adviser, is the investment adviser (and sub-adviser, if any) to each of the Regulated Funds and the Affiliated Funds; (ii) an Adviser to Future Affiliated Funds will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control, any other Affiliated Fund; (iii) an Existing Adviser is the investment adviser (and sub-adviser, if any) to, and may be deemed to control, the Existing Regulated Fund, and an Adviser will be the investment adviser (and sub-adviser, if any) to, and may be deemed to control any Future Regulated Fund; (iv) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s Adviser; and (v) the Advisers are under common control. Thus, each Regulated Fund and each Affiliated Fund may be deemed to be a person related to a Regulated Fund or BDC Downstream Fund in a manner described by Section 57(b) (or Section 17(d) in the

[22]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

[23]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

[24]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly-Owned Investment Subs are controlled by the Regulated Funds, the BDC Downstream Funds and Wholly-Owned Investment Subs are subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly-Owned Investment Subs controlled by Regulated Funds that are registered under the Act) and thus also subject to the provisions of Rule 17d-1, and therefore, would be prohibited from participating in Co-Investment Transactions without the Order.

In addition, because the Proprietary Accounts will be controlled by an Adviser or its affiliates and, therefore, may be under common control with the Existing Regulated Funds, the Existing Affiliated Funds, and any Future Regulated Funds and Future Affiliated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in Co-Investment Transactions with a Regulated Fund (or a company controlled by the Regulated Fund).

D.	Precedents

The Commission has issued numerous exemptive orders under the Act, including the Prior Order, permitting registered investment companies and BDCs to co-invest with affiliated persons, including precedents involving sub-advisers and proprietary accounts.25 The relief requested in this Application with respect to Follow-On Investments was previously issued to the Applicants in the Prior Order and is based on the temporary relief granted by the Commission on April 8, 2020.26

Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited in this Application. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed in the Prior Order and relevant precedent.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

[25]

See, e.g., John Hancock Asset-Based Lending Fund, et al. (File No. 812-15286) Investment Company Act Rel. Nos. 34718 (September 26, 2022) (order) and 34690 (August 29, 2022) (notice); Brightwood Capital Corporation I, et al. (File No. 812-15287) Investment Company Act Rel. Nos. 34704 (September 19, 2022) (order) and 34680 (August 22, 2022) (notice); CION Investment Corporation, et al. (File No. 812-14387) Investment Company Act Rel. Nos. 34693 (August 30, 2022) (order) and 34662 (August 4, 2022) (notice); Sixth Street Specialty Lending, Inc., et al. (File No. 812-15090) Investment Company Act Rel. Nos. 34660 (August 3, 2022) (order) and34644 (July 8, 2022) (notice); Morgan Stanley Direct Lending Fund, et al. (File No. 812-15327) Investment Company Act Rel. Nos. 34658 (August 2, 2022) (order) and 34643 (July 6, 2022) (notice); Stone Point Credit Corporation et al. (File No. 812-15168) Investment Company Act Rel. Nos. 34614 (June 14, 2022) (order) and 34588 (June 14, 2022) (notice); First Eagle Alternative Capital BDC, Inc., et al. (File No. 812-15315) Investment Company Act Rel. Nos. 34613 (June 9, 2022) (order) and 34583 (May 13, 2022) (notice); Blackstone Floating Rate Enhanced Income Fund, et al. (File No. 812-15317) Investment Company Act Rel. Nos. 34612 (June 7, 2022) (order) and 34581 (May 11, 2022) (notice); AFC BDC Inc., et al. (File No. 812-15280) Investment Company Act Rel. Nos. 34604 (June 1, 2022) (order) and 34577 (May 3, 2022) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-15255) Investment Company Act Rel. Nos. 34579 (May 9, 2022) (order) and 34556 (April 11, 2022) (notice); and Onex Falcon Direct Lending BDC Fund, et al. (File No. 812-15234) Investment Company Act Rel. Nos. 34546 (March 29, 2022) (order) and 34523 (March 3, 2022) (notice).

[26]	BDC Temporary Exemptive Order, Investment Company Act Rel. Nos. 33837 (April 8, 2020) (order) (extension granted January 5, 2021 and further extension granted April 22, 2021).

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a)

The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)

When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.[27]

2.	Board Approvals of Co-Investment Transactions.

(a)

If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)

If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

[27]	BAL and any investment adviser to a Sub-Advised Fund will not be the source of any Potential Co-Investment Transactions under the requested Order.

(c)

After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)

the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)	the transaction is consistent with:

(A)	the interests of the Regulated Fund’s equity holders; and

(B)	the Regulated Fund’s then-current Objectives and Strategies;

(iii)

the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)

the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B)

any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)

the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[28] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[29] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

[28]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[29]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i)	the Adviser[30] to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)

Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)	No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)

(A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;[31] (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)

each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)

General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)	the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

[30]	Any Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).

[31]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(iii)

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)	the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)	the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)	Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)

Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[32] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

[32]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(v)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-Ons.

(a)

General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)

the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)	No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)

(A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,[33] immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)	it is a Non-Negotiated Follow-On Investment.

(c)

Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

[33]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)     General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)	the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)

the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)

the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)

Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)	Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)	Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)

Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)

Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)

No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)	Allocation. If, with respect to any such Follow-On Investment:

(i)

the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)

the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)

Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a)

Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund;

(ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)

All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)

Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)

The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.

Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.

Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.

Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[34] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or

[34]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z); (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k); or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.

Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

1.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Laurence D. Paredes General Counsel BlackRock Capital Investment Corporation 50 Hudson Yards New York, New York 10001 (212) 810-5800	Raj Vig Managing Director Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, California 90405 (310) 566-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Michael Hoffman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10019 (212) 735-3000	Margery K. Neale, Esq. P. Jay Spinola, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

2.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so.

The Applicants have caused this Application to be duly signed on their behalf on the 5th day of June, 2023.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	General Counsel

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BLACKROCK DIRECT LENDING CORP.

By:	/s/ Nik Singhal
	Name:	Nik Singhal
	Title:	Chief Executive Officer and Director

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	Chief Executive Officer

BLACKROCK PRIVATE INVESTMENTS FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BLACKROCK CAPITAL MARKETS, LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC.,
its Sole Member

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK INVESTMENTS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BPIF SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

CAYMAN PRIVATE INVESTMENTS FUND, LTD.

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

MIDDLE MARKET SENIOR FUND, L.P.

By:	MIDDLE MARKET SENIOR FUND (GENPAR), LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC.,
its Sole Member

By:	/s/ Nik Singhal
	Name:	Nik Singhal
	Title:	Managing Director

ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-2, LLC, BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO VII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK

TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, LOAN CAPITAL DIRECT LLC, MIDDLE MARKET SENIOR MASTER FUND S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL PRIVATE MARKETS CAYMAN FUND LTD.

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P.,

BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY

(CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE OPPORTUNITIES FUND, L.P., NMERB SIERRA

BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF - BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF, BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK HMC GP, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR CAYMAN LTD.,

BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., HMC ALPHA VENTURES FUND, L.P., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP,

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Chief Executive Officer and Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TCP DIRECT LENDING FUND VIII-A MM, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP, TENNENBAUM ENERGY OPPORTUNITIES GP, LLC, TENNENBAUM SENIOR LOAN GP III, LLC,

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP., TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC,
its Investment Manager

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

TCP WHITNEY CLO, LTD

By:	SERIES I OF SVOF/MM, LLC,
its Investment Manager

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

TCP WHITNEY CLO, LLC

By:	TCP WHITNEY CLO, LTD.,
its Sole Member

By:	SERIES I OF SVOF/MM, LLC,
its Investment Manager

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC,

BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF X CLO 2022-2, LLC, BLACKROCK ELBERT CLO V, LTD., BLACKROCK ELBERT CLO V, LLC, BLACKROCK LISI CREDIT FUND, L.P.,

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Raj Vig
	Name:	Raj Vig
	Title:	Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of June 5, 2023 for and on behalf of each entity listed below; that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKROCK CAPITAL INVESTMENT CORPORATION

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	General Counsel

BLACKROCK CREDIT STRATEGIES FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BLACKROCK DIRECT LENDING CORP.

By:	/s/ Nik Singhal
	Name:	Nik Singhal
	Title:	Chief Executive Officer and Director

BLACKROCK PRIVATE CREDIT FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	Chief Executive Officer

BLACKROCK PRIVATE INVESTMENTS FUND

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BPIF SUBSIDIARY, LLC

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

CAYMAN PRIVATE INVESTMENTS FUND, LTD.

By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President

BLACKROCK CAPITAL MARKETS, LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC., its Sole Member

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK INVESTMENTS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK ADVISORS, LLC

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

MIDDLE MARKET SENIOR FUND, L.P.

By:	MIDDLE MARKET SENIOR FUND (GENPAR), LLC

By:	BLACKROCK FINANCIAL MANAGEMENT, INC.,
its Sole Member

By:	/s/ Nik Singhal
	Name:	Nik Singhal
	Title:	Managing Director

1824 PRIVATE EQUITY FEEDER, L.P., 1824 PRIVATE EQUITY FUND, L.P., 1885 PRIVATE OPPORTUNITIES FUND, L.P., 1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., ABR PEP I, LTD., ABR PEP II, LTD., APO GLOBAL HEALTHCARE CAYMAN, LTD., APO GLOBAL HEALTHCARE HOLDCO SCSP, BEL45 PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF, BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P., BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP, BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP, BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP, BLACKROCK GROWTH EQUITY FUND LP, BLACKROCK GROWTH EQUITY FUND (LUX) SCSP, BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD., BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP, BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HAJAR FEEDER FUND, L.P., BLACKROCK HAJAR FUND, L.P., BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.,

BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD., BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P., BLACKROCK MAROON BELLS CLO XI, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD., BLACKROCK MD POF CAYMAN, LTD., BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK MT. ADAMS CLO IX LP, BLACKROCK MT. HOOD CLO X, LLC, BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP, BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP, BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP, BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P., BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P., BLACKROCK SECONDARIES &

LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP, BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2018 CORE PRIVATE EQUITY FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2019 PRIVATE OPPORTUNITIES FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2020 PRIVATE OPPORTUNITIES FUND, L.P., BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P., BLK2021 CORE PRIVATE EQUITY FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P., BLK2021 PRIVATE OPPORTUNITIES FUND, L.P., BR POF IV CAYMAN MASTER FUND, L.P., BR/ERB CO-INVESTMENT FUND II, L.P., BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD., BV PE OPPORTUNITIES FEEDER FUND SCSP, BV PE OPPORTUNITIES MASTER FUND SCSP, COIN PRIVATE OPPORTUNITIES, L.P., ERB TACTICAL OPPORTUNITIES, L.P., FM GLOBAL CAYMAN, LTD., FM GLOBAL INVESTMENT PARTNERS, L.P., GILDI LIFEYRISSJODUR (GILDI PENSION FUND), GILDI LIFEYRISSJODUR II (GILDI PENSION FUND), HEATHROW FOREST OPPORTUNITIES FUND, L.P., HIGH CEDAR DIRECT FUND, L.P., HIGH CEDAR FEEDER, L.P., HIGH CEDAR MASTER CAYMAN, LTD., HIGH CEDAR MASTER, L.P., HIGH ROCK DIRECT FUND, L.P., HIGH ROCK FEEDER, L.P., HIGH ROCK MASTER, L.P., HIGH STREET FEEDER, L.P., HIGH STREET FUND, L.P., LINCOLN PENSION PRIVATE EQUITY BR, L.P., MARKWOOD CO-INVESTMENT FUND 1, L.P., MB BLACKROCK HOLDINGS CAYMAN, LTD., MB BLACKROCK HOLDINGS SCSP, MEDIOBANCA BLACKROCK MASTER FUND SCSP, MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P., MUTUAL OF OMAHA OF CAYMAN, LTD., MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P., NDSIB PRIVATE

OPPORTUNITIES FUND, L.P., NMERB SIERRA BLANCA FUND, L.P., OV PRIVATE OPPORTUNITIES, L.P., PEP ASGA FEEDER L.P., PEP ASGA MASTER CAYMAN, LTD., PEP ASGA MASTER L.P., PEP TELLCO INVESTMENTS 1 CAYMAN, LTD., PEP TELLCO INVESTMENTS 1, L.P., PMH SPV AMBER LP, PMH SPV AMBER B LP, PMH SPV BASALT LP, PMH SPV EMERALD LP, PMH SPV GARNET LP, PMH SPV PEARL LP, PMH SPV PEARL – B LP, PMH SPV RADAR HOLDINGS LP, PMH SPV SAPPHIRE LP, PRIVATE EQUITY OPPORTUNITIES ELTIF, PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP, PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P., PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P., PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII MASTER, L.P., PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD., PRIVATE EQUITY PARTNERS VII US, L.P., PRIVATE MARKET HOLDINGS LP, RED RIVER DIRECT INVESTMENT FUND III, L.P., SALAM PRIVATE OPPORTUNITIES FUND, L.P., SALAM PRIVATE OPPORTUNITIES FEEDER, L.P., SC-BR ASIA PE FEEDER FUND, L.P., SC-BR ASIA PE FUND, L.P., SONJ PRIVATE OPPORTUNITIES FUND II, L.P., SULLIVAN WAY POF CAYMAN, LTD., SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P., TANGO CAPITAL OPPORTUNITIES FUND, L.P., TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P., THE LINCOLN NATIONAL LIFE INSURANCE COMPANY, TOPANGA OPPORTUNITIES FUND CAYMAN, LTD., TOPANGA PRIVATE OPPORTUNITIES, L.P., TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP, TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP, TSCL PRIVATE MARKETS FEEDER FUND, L.P, TSCL PRIVATE MARKETS FUND, L.P., VFL CO INVEST PARTNERS, L.P., ABR USPC HOLDINGS I, LTD., ABR USPC HOLDINGS II, LTD., BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD., BLACKROCK BAKER CLO 2021-1, LTD, BLACKROCK BAKER CLO VIII, LLC, BLACKROCK DIRECT LENDING FEEDER IX-L, LP, BLACKROCK DIRECT LENDING FEEDER IX-U, LP, BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP, BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP, BLACKROCK DLF IX CLO 2021-1, LLC, BLACKROCK DLF IX CLO 2021-

2, LLC, BLACKROCK DLF IX FEEDER ICAV – BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND), BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-L (IRELAND), BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), , BLACKROCK FLORIDA CAYMAN, L.P., BLACKROCK RAINIER CLO VI, LTD, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP, BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP, BLACKROCK SHASTA CLO VII, LLC, BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP, BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD., BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS), BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD, DLF IX-L FUNDING, LP, LOAN CAPITAL DIRECT LLC, MIDDLE MARKET SENIOR MASTER FUND S.À.R.L., OLYMPIA HOLDINGS I, LTD., TSCL PRIVATE MARKETS CAYMAN FUND LTD.

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD., GLOBAL ALTERNATIVES PROGRAM I PE, LP,

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC, its Investment Manager

By:	/s/ Laurence D. Paredes
	Name:	Laurence D. Paredes
	Title:	Managing Director

BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF - BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF,

BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF, BLACKROCK HMC GP, LLC, BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P., BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP, BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR CAYMAN LTD., BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP, BLACKROCK PRIVATE OPPORTUNITIES FUND V LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP, BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP, BR MAGNUM AGGREGATOR, LTD., HMC ALPHA VENTURES FUND, L.P., NHRS PRIVATE OPPORTUNITIES FUND, L.P., PMH HOLDCO II LP, PMH HOLDCO LP, PMH NEWCO II LLC, PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP, PRIVATE MARKET HOLDINGS – C, LLC, PRIVATE MARKET HOLDINGS II LLC, SLS II – C HOLDCO LP, SLS II – C HOLDINGS LLC, SLS II – C NEWCO LLC

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

BLACKROCK TCP CAPITAL CORP.

By:	/s/ Raj Vig
Name: Raj Vig
Title: Chief Executive Officer and Director

SPECIAL VALUE CONTINUATION PARTNERS LLC

By:	/s/ Raj Vig
Name: Raj Vig
Title: Chief Executive Officer and Director

TENNENBAUM CAPITAL PARTNERS, LLC

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

TENNENBAUM OPPORTUNITIES PARTNERS V, LP, TENNENBAUM OPPORTUNITIES FUND V, LLC, SVOF/MM, LLC, TENNENBAUM HEARTLAND CO-INVEST, LP, SEB DIP INVESTOR, LP, TCP DIRECT LENDING FUND VIII-S, LLC, TCP DIRECT LENDING FUND VIII-T, LLC, TCP DLF VIII 2018 CLO LLC, TCP ENHANCED YIELD FUNDING I, LLC, TCP RAINIER, LLC, TCP DIRECT LENDING FUND VIII, LLC, TCP DIRECT LENDING FUND VIII-L, LLC, TCP DIRECT LENDING FUND VIII-N, LLC, TCP DIRECT LENDING FUND VIII-A, LLC, TCPC SBIC, LP, TENNENBAUM ENERGY OPPORTUNITIES CO., LLC, TENNENBAUM ENERGY OPPORTUNITIES FUND, LP, TENNENBAUM ENHANCED YIELD FUND I, LLC, TENNENBAUM OPPORTUNITIES FUND VI, LLC, TCP WATERMAN FUND, LLC, TENNENBAUM SENIOR LOAN FUND III, LP, TENNENBAUM SENIOR LOAN FUNDING III, LLC, TENNENBAUM SENIOR LOAN FUND IV-A, LP, TENNENBAUM SENIOR LOAN FUND IV-B, LP, TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC, TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P., TENNENBAUM SENIOR LOAN FUND II, LP, TENNENBAUM SENIOR LOAN FUND V, LLC, TCPC FUNDING I, LLC, TCPC

FUNDING II, LLC, TENNENBAUM ENHANCED YIELD OPERATING I, LLC, TCP WATERMAN CLO, LLC, TENNENBAUM SENIOR LOAN OPERATING III, LLC, TENNENBAUM SENIOR LOAN SPV IV-A, LLC, TCPC SBIC GP, LLC, TCP DIRECT LENDING FUND VIII-A MM, LLC, TENNENBAUM DIP OPPORTUNITY FEEDER, LP, TENNENBAUM ENERGY OPPORTUNITIES GP, LLC, TENNENBAUM SENIOR LOAN GP III, LLC,

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

TCP DLF VIII FEEDER ICAV, TCP DLF VIII ICAV, TCP WATERMAN FUND, LP.,TCP DIRECT LENDING FUND VIII – L (IRELAND), TCP DIRECT LENDING FUND VIII – U (IRELAND), TENNENBAUM SPECIAL SITUATIONS IX-C, L.P., TENNENBAUM SPECIAL SITUATIONS IX-O, L.P., TCP DLF VIII-L FUNDING, LP, TCP DLF VIII-S FUNDING, LLC, TCP DLF VIII-T FUNDING, LLC

By:	TENNENBAUM CAPITAL PARTNERS, LLC,
its Investment Manager

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

TCP WHITNEY CLO, LTD

By:	SERIES I OF SVOF/MM, LLC,
its Investment Manager

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

TCP WHITNEY CLO, LLC

By:	TCP WHITNEY CLO, LTD.,
its Sole Member

By:	SERIES I OF SVOF/MM, LLC,
its Investment Manager

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

BLACKROCK DLF IX 2019 CLO, LLC, BLACKROCK DLF IX 2019-G CLO, LLC, BLACKROCK DLF IX 2020-1 CLO, LLC,

BLACKROCK DLF X CLO 2022-1, LLC, BLACKROCK DLF X CLO 2022-2, LLC BLACKROCK ELBERT CLO V, LTD., BLACKROCK ELBERT CLO V, LLC, BLACKROCK LISI CREDIT FUND, L.P.,

By:	BLACKROCK CAPITAL INVESTMENT
ADVISORS, LLC,
its Investment Manager

By:	/s/ Raj Vig
Name: Raj Vig
Title: Managing Director

BLACKROCK DIRECT LENDING FUND IX-U (IRELAND), BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

By:	BLACKROCK CAPITAL INVESTMENT ADVISORS, LLC,
its Investment Manager

By:	/s/ Laurence D. Paredes
Name: Laurence D. Paredes
Title: Managing Director

APPENDIX A

Existing Affiliated Funds and Existing Proprietary Accounts

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.	Adviser is BlackRock Capital Advisor:

1.	1824 PRIVATE EQUITY FEEDER, L.P.

2.	1824 PRIVATE EQUITY FUND, L.P.

3.	1885 PRIVATE OPPORTUNITIES FUND, L.P.

4.	1885 PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.

5.	ABR PEP I, LTD.

6.	ABR PEP II, LTD.

7.	ABR USPC HOLDINGS I, LTD.

8.	ABR USPC HOLDINGS II, LTD.

9.	APO GLOBAL HEALTHCARE CAYMAN, LTD.

10.	APO GLOBAL HEALTHCARE HOLDCO SCSP

11.	BEL45 PRIVATE OPPORTUNITIES FUND, L.P.

12.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES CAYMAN MASTER LTD.

13.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES FEEDER SCSP

14.	BLACKROCK 2019 EVERGREEN PRIVATE OPPORTUNITIES MASTER SCSP

15.	BLACKROCK ALTERNATIVE FUNDS S.C.A., SICAV-RAIF - BLACKROCK PRIVATE EQUITY IMPACT OPPORTUNITIES ELTIF

16.	BLACKROCK ALTERNATIVE FUNDS II ELTIF, SICAV – BLACKROCK PRIVATE EQUITY ELTIF

17.	BLACKROCK APO GLOBAL HEALTHCARE PRIVATE EQUITY FUND, S.C.A. SICAV-RAIF

18.	BLACKROCK ASF PRIVATE OPPORTUNITIES FUND, L.P.

19.	BLACKROCK BAKER CLO 2021-1, LTD

20.	BLACKROCK BAKER CLO VIII, LLC

21.	BLACKROCK DIRECT LENDING CORP.

22.	BLACKROCK DIRECT LENDING FEEDER IX-L, LP

23.	BLACKROCK DIRECT LENDING FEEDER IX-U, LP

24.	BLACKROCK DIRECT LENDING FUND IX-U (LUXEMBOURG) SCSP

25.	BLACKROCK DIVERSIFIED PRIVATE DEBT USPC HOLDINGS LP

26.	BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND II, L.P.

27.	BLACKROCK DIVERSIFIED PRIVATE OPPORTUNITIES FUND, L.P.

28.	BLACKROCK DLF IX 2019 CLO, LLC

29.	BLACKROCK DLF IX 2019-G CLO, LLC

30.	BLACKROCK DLF IX 2020-1 CLO, LLC

31.	BLACKROCK DLF IX CLO 2021-1, LLC

32.	BLACKROCK DLF IX CLO 2021-2, LLC

33.	BLACKROCK DLF IX FEEDER ICAV - BLACKROCK DIRECT LENDING FEEDER FUND IX-L (IRELAND)

34.	BLACKROCK DLF IX FEEDER ICAV-BLACKROCK DIRECT LENDING FEEDER FUND IX-U (IRELAND)

35.	BLACKROCK DLF IX ICAV - BLACKROCK DIRECT LENDING FUND IX-L (IRELAND)

36.	BLACKROCK DLF IX ICAV-BLACKROCK DIRECT LENDING FUND IX-U (IRELAND)

37.	BLACKROCK DLF X CLO 2022-1, LLC

38.	BLACKROCK DLF X CLO 2022-2, LLC

39.	BLACKROCK ELBERT CLO V, LLC

40.	BLACKROCK ERI PRIVATE OPPORTUNITIES FEEDER SCSP

41.	BLACKROCK ERI PRIVATE OPPORTUNITIES MASTER SCSP

42.	BLACKROCK FLORIDA CAYMAN, L.P.

43.	BLACKROCK GEMINI II PRIVATE OPPORTUNITIES FUND, LP

44.	BLACKROCK GEMINI PRIVATE OPPORTUNITIES FUND, L.P.

45.	BLACKROCK GROWTH EQUITY FUND (LUX) SCSP

46.	BLACKROCK GROWTH EQUITY FUND AGGREGATOR LP

47.	BLACKROCK GROWTH EQUITY FUND AGGREGATOR CAYMAN LTD.

48.	BLACKROCK GROWTH EQUITY FUND HOLDINGS (LUX) SCSP

49.	BLACKROCK GROWTH EQUITY FUND LP

50.	BLACKROCK GSA PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

51.	BLACKROCK GSA PRIVATE OPPORTUNITIES FUND, L.P.

52.	BLACKROCK HAJAR FEEDER FUND, L.P.

53.	BLACKROCK HAJAR FUND, L.P.

54.	BLACKROCK HEALTHCARE OPPORTUNITIES FUND (DELAWARE), L.P.

55.	BLACKROCK HEALTHCARE OPPORTUNITIES FUND, L.P.

56.	BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES FUND, L.P.

57.	BLACKROCK HEARTLAND PRIVATE OPPORTUNITIES CAYMAN FUND, LTD.

58.	BLACKROCK HMC GP, LLC

59.	BLACKROCK INVERWOOD PRIVATE OPPORTUNITIES FUND, L.P.

60.	BLACKROCK JI PRIVATE EQUITY SOLUTIONS, L.P.

61.	BLACKROCK MAROON BELLS CLO XI, LLC

62.	BLACKROCK MCKINNEY OPPORTUNITIES FUND CAYMAN, LTD.

63.	BLACKROCK MCKINNEY OPPORTUNITIES FUND, L.P.

64.	BLACKROCK MD POF CAYMAN, LTD.

65.	BLACKROCK MD PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

66.	BLACKROCK MD PRIVATE OPPORTUNITIES FUND, L.P.

67.	BLACKROCK MSV PRIVATE OPPORTUNITIES FUND, L.P.

68.	BLACKROCK MT. ADAMS CLO IX LP

69.	BLACKROCK MT. HOOD CLO X, LLC

70.	BLACKROCK PRIVATE CREDIT FUND

71.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 (LUX) SCSP

72.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR CAYMAN LTD.

73.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 AGGREGATOR LP

74.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 HOLDINGS (LUX) SCSP

75.	BLACKROCK PRIVATE EQUITY CO-INVESTMENTS 2021 LP

76.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 (LUX) SCSP

77.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 100 LP

78.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 (LUX) SCSP

79.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL 60-40 LP

80.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR LP

81.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL AGGREGATOR CAYMAN LTD.

82.	BLACKROCK PRIVATE EQUITY IMPACT CAPITAL HOLDINGS (LUX) SCSP

83.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (CAYMAN) LP

84.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 (LUX) SCSP

85.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 AGGREGATOR LP

86.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 HOLDINGS (CAYMAN) LP

87.	BLACKROCK PRIVATE EQUITY PRIMARIES 2021 LP

88.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV (CAYMAN), L.P.

89.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV (EMPLOYEES), L.P.

90.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV FEEDER SCSP

91.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV MASTER SCSP

92.	BLACKROCK PRIVATE OPPORTUNITIES FUND IV, L.P.

93.	BLACKROCK PRIVATE OPPORTUNITIES FUND V (LUX) SCSP

94.	BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR LP

95.	BLACKROCK PRIVATE OPPORTUNITIES FUND V AGGREGATOR CAYMAN LTD.

96.	BLACKROCK PRIVATE OPPORTUNITIES FUND V HOLDINGS (LUX) SCSP

97.	BLACKROCK PRIVATE OPPORTUNITIES FUND V LP

98.	BLACKROCK RAINIER CLO VI, LTD

99.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B INTERMEDIARY (CAYMAN) LP

100.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - B LP

101.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS – B SPV LP

102.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS - C LP

103.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS (LUX) SCSP

104.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS (LUX) SCSP

105.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS HOLDINGS II (LUX)

106.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - B LP

107.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II - C LP

108.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II (LUX) SCSP

109.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS II LP

110.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS LP

111.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY II (LUX) SCSP

112.	BLACKROCK SECONDARIES & LIQUIDITY SOLUTIONS SUBSIDIARY SCSP

113.	BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND, LP

114.	BLACKROCK SHARI’A PRIVATE OPPORTUNITIES FUND HOLDINGS, LP

115.	BLACKROCK SHASTA CLO VII, LLC

116.	BLACKROCK SHASTA SENIOR LOAN FUND VII, LLC

117.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LP

118.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES I, LTD.

119.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US, LTD (CLASS)

120.	BLACKROCK TECHNOLOGY CREDIT OPPORTUNITIES NON-US II LTD

121.	BLK2018 CORE PRIVATE EQUITY FEEDER FUND, L.P.

122.	BLK2018 CORE PRIVATE EQUITY FUND, L.P.

123.	BLK2019 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

124.	BLK2019 PRIVATE OPPORTUNITIES FUND, L.P.

125.	BLK2020 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

126.	BLK2020 PRIVATE OPPORTUNITIES FUND, L.P.

127.	BLK2021 CORE PRIVATE EQUITY FEEDER FUND, L.P.

128.	BLK2021 CORE PRIVATE EQUITY FUND, L.P.

129.	BLK2021 PRIVATE OPPORTUNITIES FEEDER FUND, L.P.

130.	BLK2021 PRIVATE OPPORTUNITIES FUND, L.P.

131.	BR MAGNUM AGGREGATOR, LTD.

132.	BR POF IV CAYMAN MASTER FUND, L.P.

133.	BR/ERB CO-INVESTMENT FUND II, L.P.

134.	BV PE OPPORTUNITIES CAYMAN MASTER FUND, LTD.

135.	BV PE OPPORTUNITIES FEEDER FUND SCSP

136.	BV PE OPPORTUNITIES MASTER FUND SCSP

137.	COIN PRIVATE OPPORTUNITIES, L.P.

138.	DLF IX-L FUNDING, LP

139.	ERB TACTICAL OPPORTUNITIES, L.P.

140.	FAI BLACKROCK SUSTAINABLE PRIVATE MARKETS PEP HOLDCO LTD.

141.	FM GLOBAL CAYMAN, LTD.

142.	FM GLOBAL INVESTMENT PARTNERS, L.P.

143.	GLOBAL ALTERNATIVES PROGRAM I PE, LP

144.	GILDI LIFEYRISSJODUR (GILDI PENSION FUND)

145.	GILDI LIFEYRISSJODUR II (GILDI PENSION FUND)

146.	HEATHROW FOREST OPPORTUNITIES FUND, L.P.

147.	HIGH CEDAR DIRECT FUND, L.P.

148.	HIGH CEDAR FEEDER, L.P.

149.	HIGH CEDAR MASTER CAYMAN, LTD.

150.	HIGH CEDAR MASTER, L.P.

151.	HIGH ROCK DIRECT FUND, L.P.

152.	HIGH ROCK FEEDER, L.P.

153.	HIGH ROCK MASTER, L.P.

154.	HIGH STREET FEEDER, L.P.

155.	HIGH STREET FUND, L.P.

156.	HMC ALPHA VENTURES FUND, L.P.

157.	LINCOLN PENSION PRIVATE EQUITY BR, L.P.

158.	LOAN CAPITAL DIRECT LLC

159.	MARKWOOD CO-INVESTMENT FUND 1, L.P.

160.	MB BLACKROCK HOLDINGS SCSP

161.	MEDIOBANCA BLACKROCK MASTER FUND SCSP

162.	MB BLACKROCK HOLDINGS CAYMAN, LTD

163.	MIDDLE MARKET SENIOR FUND, L.P.

164.	MIDDLE MARKET SENIOR MASTER FUND S.À.R.L.

165.	MOUNTAIN RESEARCH FUND – PRIVATE EQUITY, L.P.

166.	MUTUAL OF OMAHA OF CAYMAN, LTD.

167.	MUTUAL OF OMAHA OPPORTUNITIES FUND, L.P.

168.	NDSIB PRIVATE OPPORTUNITIES FUND, L.P.

169.	NHRS PRIVATE OPPORTUNITIES FUND, L.P.

170.	NMERB SIERRA BLANCA FUND, L.P.

171.	OLYMPIA HOLDINGS I, LTD.

172.	OV PRIVATE OPPORTUNITIES, L.P.

173.	PEP ASGA FEEDER L.P.

174.	PEP ASGA MASTER CAYMAN, LTD.

175.	PEP ASGA MASTER L.P.

176.	PEP TELLCO INVESTMENTS 1 CAYMAN, LTD.

177.	PEP TELLCO INVESTMENTS 1, L.P.

178.	PMH HOLDCO II LP

179.	PMH HOLDCO LP

180.	PMH NEWCO II LLC

181.	PMH SPV AMBER B LP

182.	PMH SPV AMBER LP

183.	PMH SPV BASALT LP

184.	PMH SPV EMERALD LP

185.	PMH SPV GARNET LP

186.	PMH SPV PEARL – B LP

187.	PMH SPV PEARL LP

188.	PMH SPV RADAR HOLDINGS LP

189.	PMH SPV SAPPHIRE LP

190.	PRIVATE EQUITY IMPACT OPPORTUNITIES HOLDINGS SCSP

191.	PRIVATE EQUITY OPPORTUNITIES HOLDINGS SCSP

192.	PRIVATE EQUITY PARTNERS VII (DELAWARE), L.P.

193.	PRIVATE EQUITY PARTNERS VII (SCOTLAND), L.P.

194.	PRIVATE EQUITY PARTNERS VII MASTER CAYMAN, LTD.

195.	PRIVATE EQUITY PARTNERS VII MASTER, L.P.

196.	PRIVATE EQUITY PARTNERS VII US CAYMAN, LTD.

197.	PRIVATE EQUITY PARTNERS VII US, L.P.

198.	PRIVATE MARKET HOLDINGS – C, LLC

199.	PRIVATE MARKET HOLDINGS II LLC

200.	PRIVATE MARKET HOLDINGS LP

201.	RED RIVER DIRECT INVESTMENT FUND III, L.P.

202.	SALAM PRIVATE OPPORTUNITIES FEEDER, L.P.

203.	SALAM PRIVATE OPPORTUNITIES FUND, L.P.

204.	SC-BR ASIA PE FEEDER FUND, L.P.

205.	SC-BR ASIA PE FUND, L.P.

206.	SLS II – C HOLDCO LP

207.	SLS II – C HOLDINGS LLC

208.	SLS II – C NEWCO LLC

209.	SONJ PRIVATE OPPORTUNITIES FUND II, L.P.

210.	SULLIVAN WAY POF CAYMAN, LTD.

211.	SULLIVAN WAY PRIVATE OPPORTUNITIES FUND, L.P.

212.	TANGO CAPITAL OPPORTUNITIES FUND, L.P.

213.	TFO ASIA PRIVATE OPPORTUNITIES FUND, L.P.

214.	THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

215.	TOPANGA OPPORTUNITIES FUND CAYMAN, LTD.

216.	TOPANGA PRIVATE OPPORTUNITIES, L.P.

217.	TOTAL ALTERNATIVES FUND – PRIVATE EQUITY (B) LP

218.	TOTAL ALTERNATIVES FUND – PRIVATE EQUITY LP

219.	TSCL PRIVATE MARKETS CAYMAN FUND LTD.

220.	TSCL PRIVATE MARKETS FEEDER FUND, L.P

221.	TSCL PRIVATE MARKETS FUND, L.P.

222.	VFL CO INVEST PARTNERS, L.P.

B.	ADVISER IS SERIES I OF SVOF/MM, LLC

1.	TCP DLF VIII 2018 CLO LLC

2.	TCP RAINIER, LLC

3.	TCP WHITNEY CLO, LTD.[35]

C.	Adviser is Tennenbaum Capital Partners, LLC

1.	BLACKROCK DLF VIII-L CLO TRUST

2.	BLACKROCK DIRECT LENDING HH DESIGNATED ACTIVITY COMPANY

3.	SEB DIP INVESTOR, LP

[35]	TCP Whitney CLO, LLC is a wholly-owned subsidiary of TCP Whitney CLO Ltd. TCP Whitney CLO, LLC does not have an investment advisor.

5.	TCP DIRECT LENDING FUND VIII – L (IRELAND)

6.	TCP DIRECT LENDING FUND VIII – U (IRELAND)

7.	TCP DIRECT LENDING FUND VIII, LLC

8.	TCP DIRECT LENDING FUND VIII-A, LLC

9.	TCP DIRECT LENDING FUND VIII-L, LLC

10.	TCP DIRECT LENDING FUND VIII-N, LLC

11.	TCP DIRECT LENDING FUND VIII-S, LLC

12.	TCP DIRECT LENDING FUND VIII-T, LLC

13.	TCP DLF VIII FEEDER ICAV

14.	TCP DLF VIII ICAV

15.	TCP DLF VIII-S FUNDING, LLC

16.	TCP DLF VIII-T FUNDING, LLC

17.	TCP ENHANCED YIELD FUNDING I, LLC

18.	TCP WATERMAN CLO, LLC

19.	TCP WATERMAN FUND, LLC

20.	TCP WATERMAN FUND, LP.

21.	TENNENBAUM DIP OPPORTUNITY FEEDER, LP

22.	TENNENBAUM ENERGY OPPORTUNITIES CO., LLC

23.	TENNENBAUM ENERGY OPPORTUNITIES FUND, LP

24.	TENNENBAUM ENERGY OPPORTUNITIES GP, LLC

25.	TENNENBAUM ENHANCED YIELD FUND I, LLC

26.	TENNENBAUM ENHANCED YIELD OPERATING I, LLC

27.	TENNENBAUM HEARTLAND CO-INVEST, LP

28.	TENNENBAUM OPPORTUNITIES FUND V, LLC

29.	TENNENBAUM OPPORTUNITIES FUND VI, LLC,

30.	TENNENBAUM OPPORTUNITIES PARTNERS V, LP

31.	TENNENBAUM SENIOR LOAN FUND II, LP

32.	TENNENBAUM SENIOR LOAN FUND III, LP

33.	TENNENBAUM SENIOR LOAN FUND IV-A, LP

34.	TENNENBAUM SENIOR LOAN FUND IV-B, LP

35.	TENNENBAUM SENIOR LOAN FUND V, LLC

36.	TENNENBAUM SENIOR LOAN FUNDING III, LLC

37.	TENNENBAUM SENIOR LOAN OPERATING III, LLC

38.	TENNENBAUM SENIOR LOAN SPV IV-A, LLC

39.	TENNENBAUM SPECIAL SITUATIONS FUND IX, LLC

40.	TENNENBAUM SPECIAL SITUATIONS FUND IX-A, LLC

41.	TENNENBAUM SPECIAL SITUATIONS FUND IX-S, L.P.

42.	TENNENBAUM SPECIAL SITUATIONS IX-C, L.P.

43.	TENNENBAUM SPECIAL SITUATIONS IX-O, L.P.

44.	TCP DLF VIII-L FUNDING, LP

All Existing Proprietary Accounts are set forth below:

1.	BLACKROCK CAPITAL MARKETS, LLC

2.	BLACKROCK INVESTMENTS, LLC

APPENDIX B

Resolutions of the Board of Directors of

BlackRock Capital Investment Corporation

WHEREAS, the Directors deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

B-1

APPENDIX C

Resolutions of the Board of Trustees of

BlackRock Credit Strategies Fund

WHEREAS, the Board of Trustees (the “Board”) of BlackRock Credit Strategies Fund (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

C-1

APPENDIX D

Resolutions of the Board of Directors of

BlackRock Direct Lending Corp.

WHEREAS, the Directors/Trustees deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

D-1

APPENDIX E

Resolutions of the Board of Trustees of

BlackRock Private Investments Fund

WHEREAS, the Board of Trustees (the “Board”) of BlackRock Private Investments Fund (the “Company”) deems it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

E-1

APPENDIX F

Resolutions Adopted by the Board of Directors

BlackRock TCP Capital Corp.

WHEREAS, the Directors/Trustees deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

F-1

APPENDIX G

Resolutions of the Board of Trustees of

BlackRock Private Credit Fund

WHEREAS, the Directors/Trustees deem it advisable and in the best interest of the Company to file with the U.S. Securities and Exchange Commission an application for an order issued pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 under the 1940 Act, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act (the “Application”);

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed on behalf of the Company and in its name to prepare, execute, and cause to be filed with the U.S. Securities and Exchange Commission the Application, substantially in the form presented to the Board, and any amendments thereto; and it is

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

G-1